SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Annual Meeting of Shareholders

Annexed hereto and incorporated herein by reference are copies of the following proxy materials being distributed by Magic Software Enterprises Ltd. (the “Company”) to its shareholders in connection with the Company’s upcoming 2023 annual general meeting of shareholders, which is scheduled to be held on May 13, 2024 (the “Meeting”):

1.	Notice and Proxy Statement for 2023 Annual General Meeting of Shareholders, each dated April 5, 2024, annexed as Exhibit 99.1 hereto.

2.	Proxy Card for 2023 Annual General Meeting of Shareholders, annexed as Exhibit 99.2 hereto.

Exhibits

Exhibit	Description
99.1	Notice and Proxy Statement for 2023 Annual General Meeting of Shareholders to be held on May 13, 2024.
99.2	Form of Proxy Card for 2023 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By	/s/ Asaf Berenstin
Name: Asaf Berenstin Title: CFO

Date: April 5, 2024

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